SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Enova International, Inc.
(Name of Issuer)

Common Stock, $0.00001 par value
(Title of Class of Securities)

29357K103
(CUSIP Number)

R. Douglas Orr Executive Vice President and Chief Financial Officer FirstCash, Inc. 1600 West 7th Street Fort Worth, Texas 76102 (817) 335-1100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29357K103

1		NAME OF REPORTING PERSONS CSH Holdings LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,277,956
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,277,956
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%*
14		TYPE OF REPORTING PERSON (See Instructions) OO
* Based on 33,214,594 of the Issuer’s shares of common stock reported to be outstanding as of November 1, 2016 by the Issuer on its Form 10-Q filed with the SEC on November 2, 2016.

CUSIP No. 29357K103

1		NAME OF REPORTING PERSONS Frontier Merger Sub, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,277,956
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,277,956
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%*
14		TYPE OF REPORTING PERSON (See Instructions) OO
* Based on 33,214,594 of the Issuer’s shares of common stock reported to be outstanding as of November 1, 2016 by the Issuer on its Form 10-Q filed with the SEC on November 2, 2016.

CUSIP No. 29357K103

1		NAME OF REPORTING PERSONS FirstCash, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,277,956
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,277,956
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%*
14		TYPE OF REPORTING PERSON (See Instructions) OO
* Based on 33,214,594 of the Issuer’s shares of common stock reported to be outstanding as of November 1, 2016 by the Issuer on its Form 10-Q filed with the SEC on November 2, 2016.

CUSIP No. 29357K103

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D filed on September 12, 2016 (the “Original Filing”), as amended on September 30, 2016 and October 27, 2016, by CSH Holdings LLC (“CSH Holdings”), Frontier Merger Sub, LLC (“Frontier”), and FirstCash, Inc. (“FirstCash”). CSH Holdings, Frontier and FirstCash are collectively referred to herein as the “Reporting Persons.” The Original Filing, as amended, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 3. Capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the Original Filing, as amended.

Item 5.    Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The descriptions of the agreements set forth in Item 4 are incorporated herein by reference.

All percentages are based on 33,214,594 of the Issuer’s shares of Common Stock reported to be outstanding as of November 1, 2016 by the Issuer on its Form 10-Q filed with the SEC on November 2, 2016.

(a)    The Reporting Persons may be deemed to beneficially own 2,277,956 shares of Common Stock, which represents 6.9% of the Issuer’s outstanding Common Stock.

(b)    With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Stock owned by the Reporting Persons:

(i) Sole power to vote or direct the vote:

None of the Reporting Persons has the sole power to vote or direct the vote of any shares of Common Stock.

(ii) Shared power to vote or to direct the vote:

None of the Reporting Persons has the shared power to vote or direct the vote of any shares of Common Stock.

(iii) Sole power to dispose or direct the disposition of:

None of the Reporting Persons has the sole power to dispose or direct the disposition of any shares of Common Stock.

(iv) Shared power to dispose or to direct the disposition of:

The Reporting Persons have the shared power to dispose or to direct the disposition of the 2,277,956 shares of Common Stock they beneficially own.

(c)    In addition to the transactions described herein, in the past 60 days, the Reporting Persons have effected the following transactions in the open market in the shares of Common Stock:

CSH Holdings LLC

Date	Transaction	Number of Shares	Price
11/2/2016	Sale	100,000	$8.80	*
11/7/2016	Sale	149,838	$8.91	*
11/8/2016	Sale	40,800	$8.85	*
11/9/2016	Sale	272,742	$9.35	*
11/10/2016	Sale	738,532	$9.72	*
11/11/2016	Sale	939,703	$9.95	*
11/14/2016	Sale	159,074	$11.15	*
*The price is a weighted average price.

CUSIP No. 29357K103

(d)    No other person has the right to receive or the power to direct the receipt of dividends, or proceeds of sale of such securities outlined in this Schedule 13D.

(e)    Not applicable.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1
Joint Filing Agreement, dated as of September 9, 2016, among CSH Holdings LLC, Frontier Merger Sub, LLC and FirstCash, Inc. (incorporated by reference to Exhibit 1 to the Schedule 13D filed by CSH Holdings LLC, Frontier Merger Sub, LLC and FirstCash, Inc. on September 12, 2016)

Exhibit 2
Stockholder’s and Registration Rights Agreement, dated as of November 19, 2014, between Cash America International, Inc. and Enova International, Inc. (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Cash America International, Inc. on November 19, 2014)

Exhibit 3
Agreement and Plan of Merger, dated as of April 28, 2016, by and among First Cash Financial Services, Inc., Frontier Merger Sub, LLC and Cash America International, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by First Cash Financial Services, Inc. on April 29, 2016)

CUSIP No. 29357K103

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    November 14, 2016

CSH HOLDINGS LLC

By:	/s/ R. Douglas Orr
Name:	R. Douglas Orr
Title:	Executive Vice President, Secretary and Treasurer

FRONTIER MERGER SUB, LLC

By:	/s/ R. Douglas Orr
Name:	R. Douglas Orr
Title:	Secretary

FIRSTCASH, INC.

By:	/s/ R. Douglas Orr
Name:	R. Douglas Orr
Title:	Chief Financial Officer and Executive Vice President

CUSIP No. 29357K103

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement, dated as of September 9, 2016, among CSH Holdings LLC, Frontier Merger Sub, LLC and FirstCash, Inc. (incorporated by reference to Exhibit 1 to the Original Filing)

Exhibit 2
Stockholder’s and Registration Rights Agreement, dated as of November 19, 2014, between Cash America International, Inc. and Enova International, Inc. (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Cash America International on November 19, 2014)

Exhibit 3
Agreement and Plan of Merger, dated as of April 28, 2016, by and among First Cash Financial Services, Inc., Frontier Merger Sub, LLC and Cash America International, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by First Cash Financial Services, Inc. on April 29, 2016)